Exhibit 99.2

February 8, 2022

Dear Shareholders,

2021 is now behind us. It has been a roller coaster year. Although it has not always been easy to navigate through all these changes, we are very proud of our teams. They have remained positive and focused on solving customer problems. We have invested in upgrading our infrastructure and systems and despite a very volatile environment, have tried out new initiatives. Not every idea has worked out but that has never been our aspiration – we try out ideas to generate learnings and understand better our customers’ needs. Having finished the fourth quarter on a strong note, we are very happy with our financial and operational achievements in 2021.

–The start to the year was challenging as travel restrictions were in place in many countries. As travel restrictions eased and the market improved, we benefited from cost discipline and marketing efficiency gains and improved our profitability every quarter. As a result, net income improved markedly, and in the second half of 2021, Adjusted EBITDA increased even in comparison to the same period in pre-pandemic 2019. Our Adjusted EBITDA margin in the fourth quarter 2021 reached 22%, the highest since we went public in 2016.

–We more than tripled our active partners for our cost per acquisition (CPA) product, helping them manage elevated volatility during the pandemic and driving higher engagement in our auction.

–We successfully launched the first partnerships of our Meta-as-a-Service (MaaS) product. While still early, we believe this presents an exciting opportunity to expand our business-to-business (B2B) offering.

–We generated valuable learnings through testing new verticals and our local travel product trivago weekend. This will help us to focus our efforts to expand our offering and increase value to our customers.

–We took advantage of a COVID-19 subsidy program and received a €12.0 million payment from the German government in the fourth quarter of 2021. The German government provided this assistance to compensate for losses incurred in the fourth quarter of 2020 and the first half in 2021 as a result of the pandemic.

trivago in 2022
Even with high infection levels and new restrictions on daily life and travel in place, we are optimistic and excited about the year ahead of us. The virus has mutated in a way that appears to cause less severe health consequences, the share of recovered and vaccinated people is rising quickly around the world, and more and more governments are moving towards accepting COVID-19 as endemic and are taking measures accordingly. We believe that travel demand could bounce back as early as the spring of 2022 in most of our important markets. This does not mean that travel will be back to 2019 levels and patterns, though. Some segments like business travel or city trips are still lagging. In addition, the industry must deal with labor shortages as many seasonal workers found other jobs and have not returned to the hospitality sector. Consequently, it will take more time until supply and service levels are back to pre-pandemic levels. We are preparing for that and future growth in the travel industry. Key levers for the years to come from our perspective are:
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–Innovation: We are confident that there is plenty of space for innovation in price comparison for accommodation. We are investing both in new feature development and the improvement of our back-end systems in terms of usability, reliability and speed.

–Marketing: Since the start of the pandemic, we have reduced our marketing activities and in particular cut back our brand marketing investments. We believe that travel will bounce back earlier and more sustainably in our core markets in 2022 than in 2021 and that city trips, historically one of our strengths, will catch up significantly in the recovery. We plan to use this opportunity to sustainably gain market share by investing in marketing to increase our brand baseline.

–Broadening of our offering: Outside of our core product, we have explored many ideas and opportunities in the past few years. We are excited about our B2B initiatives and believe that there is substantial room to serve our business customers with a broader set of solutions. In addition, we will continue to test additional business-to-consumer (B2C) products, aiming to deliver even more value to our core customers and attracting new customers alike.

–Team development: We believe that we are uniquely positioned to compete in the war for talent. Leveraging our global brand, we were able to attract many talents from around the world in 2021. We believe this will help us to further improve the quality of our teams and reach our ambitious goals for the years to come.

As we expect to see a less volatile recovery going forward, it should become easier for us to forecast travel demand. We are looking forward to investing in new features, expanded product offerings, and marketing campaigns to serve travelers around the world in 2022 and in the years to come.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability and the speed and extent of the recovery across the broader travel industry;
•any additional impairment of goodwill;

•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP.
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